MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax
                                malattyco@aol.com

                                  April 7, 2014


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mr. Monsour and Mr. Schwall
Washington, D.C.  20549

RE: THREE FORKS, INC.

AMENDMENT NO. 1 TO FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2013 FILED JANUARY 31, 2014
FILE NO. 000-55033

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
FILED JANUARY 31, 2014
FILE NO. 333-192228

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM 10
FILED JANUARY 31, 2014
FILE NO. 000-55033

AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM 10
FILED FEBRUARY 19, 2014
FILE NO. 000-55033

Dear Mr. Monsour and Mr. Schwall:

Enclosed with this letter is Amendment No. 2 to the Form 10-Q which is marked to indicate changes. Amendment No. 4 to the Registration Statement on Form 10-12G has also been filed on the EDGAR system.

The Company is not filing Amendment No. 2 to the Registration Statement on Form S-1, at this time. Rather, the Company intends to file Amendment No. 2 to the Registration Statement on Form S-1 on or about the same time as it files its Annual Report on Form 10-K for the year ended December 31, 2013. Included in the Amendment No. 2 to the Registration Statement on Form S-1 will be its audit


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financial statements for the year ended December 31, 2013 along with its updated oil and gas disclosures.

The following are the responses to the comments in your letter to Three Forks, Inc. dated February 28, 2014:

AMENDMENT NO. 1 TO FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2013
-------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------
GENERAL
-------

         1. It appears, in response to comment 1 in our letter dated November 26, 2013, that you amended your Form 10-Q for the fiscal quarter ended September 30, 2013 to adjust the historical periods of the registrant, Three Forks, Inc., to include the results of operations of the predecessor, Five Jab, Inc., prior to its acquisition. Please explain your basis for this financial statement presentation. As part of your response, please tell us how you considered providing separate financial statements of both the acquired/predecessor business (i.e., Five Jab, Inc.) and the registrant (i.e., Three Forks, Inc.) in the filing.

ANSWER:

We reported the predecessor, Five Jab, Inc.'s results of oil and gas operations as part of the Registrant's financial statements for the nine months ended September 30, 2013 and for the period March 28, 2012 (inception) through September 30, 2012 in the Amendment No. 1 to Form 10-Q for the quarter ended September 30, 2013 filed January 31, 2014 and Amendment No. 2 to Form 10 for similar periods as well as the period March 28, 2012 (inception) through December 31, 2012 filed January 31, 2014. However, in order to properly disclose pursuant with section 1170 of the FRM the results of operations of each entity we have revised in this Amendment No. 2 to Form 10-Q for the quarter ended September 30, 2013 as well as Amendment No. 4 to Form 10 for the periods presented the financial statements and disclosures of the Registrant and therefore, have removed the Predecessor's results of oil and gas operations from the Registrant's financial statements and as such have included them separately. These revisions do change the revenues, expenses, net loss, loss per common share and components included in the Statement of Changes in Stockholders' Equity, Statements of Cashflows and disclosures of the MD&A of the Registrant as reported in both Amendment No. 1 to Form 10-Q for the quarter ended September 30, 2013 and Amendment No. 2 to Form 10 filed January 31, 2014 as now the results of oil and gas operations of the Predecessor are not included with the Registrant but reported separately.


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AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED JANUARY 31, 2014
-----------------------------------------------------------------------------

GLOSSARY, PAGE 5
----------------

         2. Please expand the Glossary to include a definition of proved oil and gas reserves that conforms to Rule 4-10(a)(22) of Regulation S-X.

ANSWER:

We have revised the Glossary to include the definition of proved oil and gas reserves in conformity with Rule 4-10(a)(22) of Regulation S-X.

THREE FORKS, INC. FINANCIAL STATEMENTS, PAGE F-1
-------------------------------------------------

BALANCE SHEETS, PAGE F-3
------------------------

         3. Please add disclosure, where appropriate, to describe the nature of the line item titled "Due on acquisition of oil and gas properties."

ANSWER:

We have revised Note 1 to the financial statements to more appropriately disclose the nature of the Due on acquisition of oil and gas properties in both the Amendments to Form 10 and Form 10-Q for the quarter ended September 30, 2013 in order to be consistent with our disclosures in the Filings.

STATEMENT OF STOCKHOLDERS' EQUITY, PAGE F-5
-------------------------------------------

         4. Please expand your disclosure, where applicable, to describe the nature of the line items titled "Distributions to working interest owners of five jab inc." and "Adjustment to equity of five jab inc.," including how such amounts are determined.

ANSWER:

As noted in our response to Comment 1 we have changed the presentation of the Registrant's financial statements and therefore the disclosures relative to this Comment 4 no longer are applicable.

STATEMENT OF CASH FLOWS, PAGE F-6
---------------------------------

         5. We note the addition of the financing activity line item titled "Distributions to working interest owners - five jab inc." Please explain the nature of these payments and confirm, if true, that such distributions were paid in cash or otherwise advise.


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ANSWER:

Please see our response to Comment 4 above.

NOTE 15 - SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), PAGE F-18
------------------------------------------------------------------------------

         6. It is not clear to us why you included the reserves and production of your predecessor, Five Jab, Inc., for periods prior to the date on which you held a working interest. Please explain the basis for this presentation or revise as appropriate.

ANSWER:

We have revised the supplemental unaudited oil and gas reserve information of Three Forks Inc. included in the Amendment to Form 10 to remove the reserve and production information related to Five Jab Inc. prior to the effective dates of acquisition by Three Forks Inc.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM 10 FILED JANUARY 31, 2014
----------------------------------------------------------------------------

THREE FORKS, INC. FINANCIAL STATEMENTS
--------------------------------------
NOTE 15 - SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), PAGE F-18
------------------------------------------------------------------------------

         7. You disclose on page F-19 that the Company has used the reserves and present values prepared by Ralph E. Davis as of December 31, 2012 to prepare the estimates as of June 30, 2013. Please reconcile this disclosure to the presentation of such information as of September 30, 2013.

ANSWER:

We have revised the disclosures included on or about page F-19 in the Amendment to Form 10 to reflect the estimates as of September 30, 2013 and for the nine months ended September 30, 2013 in order to be consistent with the other sections of the Filings.

ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES, PAGE F-19
---------------------------------------------------------------

         8. Based on the supplemental information proved in response to comment 13 in the letter dated November 26, 2013, it appears that the oil and natural gas prices disclosed on page F-19 and elsewhere on page F-32 include the adjustments for price differentials. Please revise your disclosure to clarify that the prices as presented are after adjustments for contractual differentials and that your natural gas prices are presented as $/Mcf. Alternatively, revise your disclosure to present the prices before adjustments for contractual differentials.


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ANSWER:

We have revised the disclosures included on or about page F-19 and F-32 to reflect that the prices are base pricing after adjustments for contractual differentials and that the natural gas prices represent $/Mcf.

         9. We note the future cash inflows disclosed on page F-20 and elsewhere on page F-33 for the period ending December 31, 2012 have increased approximately 34% from the $29,686,000 as disclosed in Amendment No. 1 to $39,729,000. We also note the standardized measure has increased approximately 46% from the $6,405,000 as disclosed in Amendment No. 1 to $9,379,000. Considering the changes as noted, please tell us why the net oil and gas reserves as of December 31, 2012 remain unchanged from the quantities previously disclosed in Amendment No. 1 to your filing on Form 10-12G.

ANSWER:

The quantity of reserves at December 31, 2012 did not change between the Amendments to the Filings as per the independent engineers, Ralph E Davies Associates, Inc., used by the registrant but the increase in the future cash inflows of the reserves was the direct result of the independent engineers initially using base pricing that was not in conformity with the new SEC rules effective in 2010. Therefore, the independent engineers revised in December 2013 the reserve information as of December 31, 2012 based upon the new SEC rules and as a result the base pricing after adjustments for contractual differentials was higher than previously reported and thus there was a noted increase in the future cash inflows.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS, PAGE F-20
--------------------------------------------------------------------

         10. Please affirm to us that the future development costs used in the revised calculation of the standardized measure of discounted future net cash flows for each of the periods presented on page F-20 and elsewhere on page F-33 includes the cost to plug and abandon your proved properties. Please refer to comment 17 in our letter dated September 26, 2013.

ANSWER:

We have revised the amount of future development costs as well as separately disclosed as such presented on the page on or about F-20 and page F-33 in the Amendment that the future development costs include costs to plug and abandon our proved properties. The revised future development costs are now included in our response to comment 11 of this Letter.

         11. We have read your response to comment 16 in our letter dated November 26, 2013. However, it is unclear from the supplemental information provided in your response how the Company incorporates oil and natural gas prices which differ from those used in the December 31, 2012 reserve report in determining the future cash inflows for other periods. We re-issue our prior


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comment  16 in part and ask  that  you  explain  to us each of the  factors  and adjustments and how they were applied to the Ralph E. Davis Associates, Inc. reserve report to derive the future cash inflows for the periods ending December 31, 2011 and September 30, 2013.

ANSWER:

We have provided separate from but support the unaudited oil and gas reserve information of the registrant and Five Jab, Inc. disclosed in the Amendment to Form 10 financial information, both revised and new schedules that also include the revision to the future development costs referred to in comment 10 of this Letter, to assist the Staff in reviewing our factors and adjustments that were applied to the Ralph E Davis Associates, Inc. reserve report as of December 31, 2012 enabling us to derive the relative oil and natural gas prices based upon SEC rules and therefore the future cash inflows and related information in determining the discounted future net cash flows and changes in discounted future net cash flows for the periods ending December 31, 2011 and September 30, 2011.

AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM 10 FILED FEBRUARY 19, 2014
-----------------------------------------------------------------------------

         12. We note your response to prior comment 19, and we reissue such comment in part. While you have re-field Exhibit 10.18 to include sub-exhibits "A" (Secured Promissory Note Holders) and "B" (Pledged Collateral Description) to the Form of Convertible Promissory Note & Mortgage, Security and Pledge Agreement, you have not re-filed Exhibit 10.12 to include sub-exhibits "A" through "C." These sub-exhibits are currently labeled as "omitted," which, as discussed previously, is not allowed per Item 601(b)(10) of Regulation S-K. Please file a complete version of this agreement, omitting only those portions that are the subject of a confidential treatment request.

ANSWER:

We have filed Exhibit 10.18 with Amendment No. 4 to the Form 10-12g and have included all sub exhibits.

We  hope  this  filing  satisfies  your  comments.   If  you  have  any  further
requirements, please let me know.

                                                     Sincerely,

                                                 /s/ Michael A. Littman

                                                     Michael A. Littman
MAL:cc


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